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Exhibit 99(a)(5)(v)

1025 Eldorado Boulevard
Broomfield, Colorado 80021
www.Level3.com

NEWS RELEASE

Level 3 contacts:

Media:	Debra Havins	Investors:	Mark Stoutenberg
	720-888-7466		720-888-2518

Level 3 Announces Completion of Two Tender Offers and
Extends the Expiration Date
for One Pending Tender Offer

        BROOMFIELD, Colo., December 23, 2008—Level 3 Communications, Inc. (NASDAQ: LVLT) announced today the completion of each of its tender offers to purchase for cash any and all of its outstanding 2.875% Convertible Senior Notes due 2010 and 6% Convertible Subordinated Notes due 2010. Level 3 also announced today that it has waived the minimum tender condition of its previously announced tender offer to purchase for cash any and all of its outstanding 6% Convertible Subordinated Notes due 2009 and that the expiration date for such tender offer has been extended to 12:00 midnight, New York City time, on December 30, 2008. Level 3's tender offer for its 6% Convertible Subordinated Notes due 2009 remains subject to all other terms and conditions set forth in the Offer to Purchase dated November 17, 2008, as modified prior to today.

        The depositary for the tender offers has advised Level 3 that an aggregate of $162,718,000 principal amount of its 2.875% Convertible Senior Notes due 2010 and $173,571,000 principal amount of its 6% Convertible Subordinated Notes due 2010 were validly tendered in the applicable tender offer for such notes prior to the expiration of each tender offer. In accordance with the terms of each tender offer, Level 3 accepted for payment $162,718,000 principal amount of its 2.875% Convertible Senior Notes due 2010 at a purchase price of $620.00 per $1,000 principal amount of such notes and $173,571,000 principal amount of its 6% Convertible Subordinated Notes due 2010 at a purchase price of $700.00 per $1,000 principal amount of such notes, plus, with respect to each series of notes, accrued and unpaid interest up to, but not including, December 24, 2008. The Payment Date (as defined in the Offer to Purchase) is expected to be December 24, 2008 with respect to validly tendered 2.875% Convertible Senior Notes due 2010 and the 6% Convertible Subordinated Notes due 2010.

        Pursuant to the terms of each tender offer, notes not tendered in a tender offer will remain outstanding, and the terms and conditions governing such notes, including the covenants and other protective provisions contained in the respective indentures governing such notes, will remain unchanged.

        In addition, Level 3 has now waived the condition to Level 3's obligation to accept for payment, and to pay for, any of its outstanding 6% Convertible Subordinated Notes due 2009 validly tendered pursuant to the tender offer for such notes, that there have been validly tendered and not withdrawn on or prior to the expiration date of that tender offer at least $135,000,000 principal amount of 6% Convertible Subordinated Notes due 2009. As stated above, the expiration date for Level 3's tender offer for its 6% Convertible Subordinated Notes due 2009 has been extended to 12:00 midnight, New York City time, on December 30, 2008, and remains subject to all other terms and conditions set forth in the Offer to Purchase dated November 17, 2008, as modified prior to today.

        Holders of Level 3's 6% Convertible Subordinated Notes due 2009 who have validly tendered notes prior to today do not need to re-tender such notes. However, holders may withdraw previously tendered notes prior to 12:00 midnight, New York City time, on December 30, 2008.

        The depositary for the tender offers has advised Level 3 that as of 12:00 noon on December 23, 2008, an aggregate of $129,421,000 principal amount of Level 3's 6% Convertible Subordinated Notes due 2009 have been validly tendered in the tender offer for such notes.

        The tender offer for Level 3's 6% Convertible Subordinated Notes due 2009 commenced on November 17, 2008, and was scheduled to expire at 12:00 noon, New York City time, on December 23, 2008.

        The complete terms and conditions of the tender offer for Level 3's 6% Convertible Subordinated Notes due 2009 are set forth in the Offer to Purchase, as modified, and the Schedule TO, as amended, both of which are available online on the SEC's website at www.sec.gov. Holders are urged to read the tender offer documents carefully. Copies of the Offer to Purchase and the related Letter of Transmittal may be obtained from the Information Agent for the tender offers, Global Bondholder Services Corporation, at (866) 389-1500 (toll-free).

        Citi and Merrill Lynch & Co. are the dealer managers for the tender offers. Questions regarding the tender offers may be directed to Citi at (800) 558-3745 (toll-free) and (212) 723-6106 or Merrill Lynch at (888) 654-8637 (toll-free) and (212) 449-4914.

About Level 3 Communications

        Level 3 Communications, Inc. (NASDAQ: LVLT) is a leading international provider of fiber-based communications services. Enterprise, content, wholesale and government customers rely on Level 3 to deliver services with an industry-leading combination of scalability and quality, over an end-to-end fiber network. Level 3 offers a portfolio of metro and long-haul services over an end-to-end fiber network, including transport, data, internet, content delivery and voice. For more information, visit http://www.Level3.com.

        Level 3 Communications, Level 3, the red 3D brackets and the Level 3 Communications logo are registered service marks of Level 3 Communications, LLC and/or its affiliates in the United States and/or other countries. Level 3 services are provided by wholly owned subsidiaries of Level 3 Communications, Inc. Any other service, product or company names recited herein are trademarks or service marks of their respective owners.

Forward-Looking Statement

        Some of the statements made in this press release are forward looking in nature. These statements are based on management's current expectations or beliefs. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Level 3's control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent Level 3 from achieving its stated goals include, but are not limited to Level 3's ability to: successfully integrate acquisitions; increase the volume of traffic on the network; defend intellectual property and proprietary rights; develop new products and services that meet customer demands and generate acceptable margins; successfully complete commercial testing of new technology and information systems to support new products and services; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this press release should be evaluated in light of these important factors. Level 3 is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Important Information about the Tender Offers

        This announcement and the description contained herein are for informational purposes only and are not offers to purchase or solicitations of an offer to sell securities of Level 3 Communications, Inc. Level 3 Communications, Inc. has filed with the SEC a tender offer statement on Schedule TO, as amended, containing an offer to purchase, a letter of transmittal and other documents relating to the offers. These documents contain important information about the tender offers. Holders of notes of Level 3 Communications, Inc. are urged to read them carefully, and can obtain these documents free of charge from the SEC's website at www.sec.gov or by contacting the Information Agent for the offers, Global Bondholder Services Corporation, at (212) 430-3774 or (866) 389-1500 (toll free).

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Level 3 Announces Completion of Two Tender Offers and Extends the Expiration Date for One Pending Tender Offer